3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

March 8, 2013

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2012

Filed May 25, 2012

Form 8-K Filed September 26, 2012

Form 8-K Filed January 23, 2013

File No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to the supplemental comments in your letter dated February 25, 2013 (reflecting your questions regarding our response to the comments in your original letter dated February 8, 2013), in connection with your review of the Eagle Materials Inc. (“Eagle Materials”) Form 10-K for the fiscal year ended March 31, 2012 and Form 8-Ks filed September 26, 2012 and January 23, 2013.

Form 8-K Filed January 23, 2013

1.	We note your response to comment 2 in our letter dated February 8, 2012{3}. While we understand that you did not acquire the portion of Lafarge’s business that performed the overhead functions for the Lafarge Target Business, those functions are reflected in the historical financial statements and were a necessary part of the operation of the historical business. The impact on the historical operating results of eliminating these overhead functions would appear to be too uncertain to be considered factual. Further, the replacement of Lafarge Target Business’ historical costs with the overhead costs based on your historical operations also would appear to contain some assumptions and estimates and are not purely factual. In this regard, you state in the disclosure that these adjustments are forward-looking and are not necessarily indicative of actual costs that will be incurred. As such, we continue to have concerns about whether the pro forma financial information you provided for the acquisition of the Lafarge Target Business in your Forms 8-K filed on September 26, 2012 and January 23, 2013, complies with the requirement in Article 11-02(b)(6) of Regulation S-X that adjustments are factually supportable. Please advise.

Mr. Terence O’Brien

Securities and Exchange Commission

March 8, 2013

Company Response

In response to this comment, Eagle Materials has considered in more detail the applicable provisions of Article 11 of Regulation S-X and the related interpretive guidance provided by the Staff, including the discussion of pro forma adjustments contained in the Division of Corporate Finance Financial Reporting Manual. See Sections 3200 et seq. Applying the applicable rules and principles to the pro forma financial information reflecting the acquisition by Eagle Materials of the Lafarge Target Business, we believe that, for the reasons discussed in detail below, the adjustments made to (i) eliminate the overhead allocated to the Lafarge Target Business by Lafarge North America Inc. (“Lafarge”) and (ii) to add compensation costs to be incurred by Eagle Materials are “factually supportable” within the meaning of Article 11-02(b)(6) of Regulation S-X.

S-X Rule 11-02(a) states that pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how the transaction might have affected the historical financial statements of the registrant if consummated at an earlier date. Pro forma financial information also should assist investors in analyzing the future prospects of the registrant because it illustrates the possible scope of the change in the registrant’s historical financial position and results of operations caused by the transaction. Given the striking differences between the nature and scope of the operations of Lafarge and Eagle Materials and the magnitude of the overhead allocated by Lafarge to the Lafarge Target Business, we believe that excluding the overhead allocation gives investors a much clearer picture of the scope of the changes to our results of operations that result from the acquisition.

S-X Rule 11-02(b)(6) states (in part) that pro forma adjustments related to the pro forma condensed income statement shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. We believe that the adjustments eliminating the overhead allocation to the Lafarge Target Business and adding compensation costs to be incurred by Eagle Materials (both discussed in more detail below) are appropriate because they meet each of these requirements.

In particular, we believe that the adjustments referred to above meet the factually supportable criterion contained in Rule 11-02(b)(6) of Regulation S-X because (i) before entering into the Asset Purchase Agreement governing the acquisition (the “Asset Purchase Agreement”) and the related transition service arrangements, we agreed with Lafarge that we would not become a party to the intercompany arrangements and support functions that give rise to the overhead costs and, therefore, would not be entitled to receive the relevant services or be

Mr. Terence O’Brien

Securities and Exchange Commission

March 8, 2013

required to pay any charges related thereto, (ii) both the overhead costs we eliminated and the expected future compensation costs we added were determined based on objectively measurable information that was in our possession by the date upon which the first of the two Form 8-K reports was filed with the Securities and Exchange Commission and (iii) the adjustments do not involve judgments or estimates that are not factual as to the effects of changes to be made by management to historical operating practices and decisions in connection with the acquisition.

In the first place, we note that the overhead allocated to the Lafarge Target Business by Lafarge did not represent direct costs of the business acquired, but instead were overhead costs allocated to the business in accordance with SAB Topic 1B. (We note that direct selling, general and administrative costs for the Lafarge Target Business were included in the historical “carve-out” financial statements included in our Form 8-K reports, and we did not make any pro forma adjustment to eliminate these costs.) SAB Topic 1B requires that historical financial statements show all costs of doing business, including certain expenses incurred by the parent on behalf of its subsidiary. If the costs incurred by the parent are not specifically identifiable, then a reasonable allocation of such costs must be made. Given the complex structure of Lafarge and its affiliates, including the global operations of its French parent, Lafarge SA, specific identification of such costs was not practical; therefore, certain costs were allocated to the Lafarge Target Business in accordance with SAB Topic 1B.

For perspective, total overhead costs allocated to the Lafarge Target Business, which consisted primarily of two cement plants, were $27.8 million in the twelve months ended March 31, 2012. This compares to total general and administrative expenses incurred by Eagle Materials with respect to all of its assets and operations during the twelve months ended March 31, 2012 of $19.6 million. Eagle’s operations, prior to the acquisition, are significantly larger and more complex than the Lafarge Target Business and included three wholly-owned cement plants, one joint venture cement plant, five wallboard plants, one paper mill and two concrete and aggregates businesses. This significant disparity reflects basic differences between the nature and scope of operations of Lafarge and Eagle and the types of support provided by one or more layers of centralized administration.

The principal overhead allocations made to the Lafarge Target Business by Lafarge consist of (i) an allocation of costs of administration from the Paris headquarters location in accordance with an agreement between Lafarge SA and Lafarge, (ii) an allocation of costs of administration and support from the North American headquarters location, (iii) a sharing of cement administration costs incurred by the Lafarge cement group (which includes significant assets and operations outside of the Lafarge Target Business), (iv) a sharing of costs incurred by the River Region business of Lafarge (which also includes significant assets and operations outside of the Lafarge Target Business) and (v) pension and retiree medical costs for corporate and shared employees (relating to corporate and shared employees and plans and compensation arrangements that were not continued by Eagle Materials after the acquisition). Each of these categories of the Lafarge overhead

Mr. Terence O’Brien

Securities and Exchange Commission

March 8, 2013

costs is associated with intercompany arrangements, office lease arrangements, management personnel, services or other contractual obligations that were not direct costs of the Lafarge Target Business. In addition, in connection with the acquisition (and prior to the execution of the Asset Purchase Agreement), Eagle Materials engaged in significant negotiations with Lafarge regarding whether and to what extent these intercompany arrangements, personnel and services would continue to be provided to Eagle Materials after the acquisition. For example, the parties agreed in the Asset Purchase Agreement on a concept of “Overhead and Shared Services” and specifically provided that Eagle Materials would not acquire any rights or entitlements to or be required to bear the costs associated with the applicable arrangements, personnel or services. See Asset Purchase Agreement §§1.01(b)(xiii), 1.01(b) and 9.01(a) (definition of Overhead and Shared Services). These contractual provisions represent a significant change in existing intercompany cost sharing arrangements applicable to the Lafarge Target Business that will have a continuing effect on Eagle Materials. In this regard, we note that the Division of Corporate Finance Financial Reporting Manual contemplates that it is appropriate to reflect in pro forma financial information the “[e]ffects of new major distribution, cost sharing or management agreements, and compensation and benefit plans” so long as the applicable requirements of Article 11.02(b)(6) are otherwise met. See Division of Corporate Finance Financial Reporting Manual, Section 3280.

Moreover, for purposes of Article 11-02 of Regulation S-X, the elimination of the Lafarge overhead charges does not arise from judgments or estimates as to the effects of changes to be made by management to historical operating practices and decisions in connection with the acquisition. It reflects the structure and terms of the Asset Purchase Agreement and represents objectively measurable effects of the acquisition, determined based on historically determined amounts provided to us by Lafarge (as reflected in the historical financial statements included in the Form 8-K reports). For example, this is not a case where management (i) attempted to estimate cost savings from plans to terminate employees and close facilities as a result of the acquisition because it regards certain costs of the business as redundant or (ii) expects that it can achieve cost savings or synergies by combining an existing business with the acquired business. Instead, the adjustment simply reflects the fact that, after the acquisition, several layers of cost structure that existed in the global business organization of Lafarge but are not necessary for the operation of the historical business will not be borne by Eagle Materials. This change in cost structure is an inherent feature of the acquisition as evidenced by the terms of the Asset Purchase Agreement and related transition service arrangements entered into by the parties. See Division of Corporate Finance Financial Reporting Manual, Sections 3210.2, 3250.1.e, 3280 and 3310.3.

With respect to the future compensation costs to be incurred by Eagle Materials that are included in the pro forma adjustments, we acknowledge our disclosure could have been clearer regarding the factual basis for the adjustment. We note that, in advance of the signing of the Asset Purchase Agreement, we developed a management structure consistent with our other cement operations and determined the actual compensation of

Mr. Terence O’Brien

Securities and Exchange Commission

March 8, 2013

the management team to be put in place. The management team consisted of a local President, local VP of Marketing, local VP of Finance and the addition of three on-site accountants. Total salaries and benefits of this team were $1.54 million, which we rounded to $1.5 million. In this regard, the term “factually supportable” has been historically interpreted to mean that there is reliable, documented evidence in support of the adjustment, such as executed contracts and consummated transactions. We believe the inclusion of these costs is factually supportable because, prior to the business combination, the compensation arrangements were established – the local President, local VP of Marketing, local VP of Finance had accepted their job offers, and recruiting firms were actively recruiting the other three on-site accounting positions at stated salary levels. These three positions were ultimately filled at these compensation levels; therefore, the inclusion of the $1.5 million in our pro forma results was based on established compensation amounts, not estimates that are too uncertain to be considered factual in nature. We also note that three months after the closing of the transaction, we have not augmented the management team that was put in place and our actual incurred costs are consistent with the pro forma adjustment.

The Staff made reference in its comment to the disclosure in our Form 8-K reports that the adjustment for “future expenses” is “forward looking” in nature. (We note that this statement applied only to the “future expenses” and not to the elimination of the Lafarge overhead.) Because the estimates of “future expenses” were (as discussed above) based directly on facts relating to our business (such as accepted job offers and established compensation levels), we believe the adjustment for future expenses is “factually supportable.” Moreover, the fact that some estimates were used in determining future expenses does not mean that an adjustment for such expenses is inconsistent with Article 11-02 of Regulation S-X. In the regard, we note that Article 11-02 recognizes that pro forma financial statements are intended to “assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change” to results of operations resulting from the applicable transaction. See Regulation S-X, Article 11-02(a). In this sense, all pro forma financial information is “forward-looking” in that it is designed to help investors analyze “future prospects” and expected changes to results of operations. In summary, we believe that each of the adjustments discussed above is factually supportable and should assist investors in understanding the “possible scope of the change” to our operating results.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

March 8, 2013

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley

James Graass

William Devlin